Filed by: Fortive Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Fortive Corporation

Commission File No.: 001-37654

Fortive Announces Preliminary Results of Split-Off Exchange Offer in Connection with Altra Transaction

Everett, WA, September 26, 2018 – Fortive Corporation (NYSE: FTV) announced today the preliminary results of its exchange offer for Fortive common stock in connection with the previously announced separation of Fortive’s Automation and Specialty platform (excluding Fortive’s Hengstler and Dynapar businesses) (the “A&S Business”) and merger of Stevens Holding Company, Inc., the Fortive subsidiary holding its A&S Business (“Stevens Holding”), with a subsidiary of Altra Industrial Motion Corp. (NASDAQ: AIMC). Fortive intends to accept shares of Fortive common stock validly tendered in the exchange offer, subject to proration, and expects the closing of the merger to occur on October 1, 2018.

In the exchange offer, Fortive stockholders had the option to exchange some, none or all of their shares of Fortive common stock for shares of Stevens Holding common stock, subject to proration and with an exchange ratio of 2.2117 shares of Stevens Holding common stock for each share of Fortive common stock tendered and accepted for exchange. In the merger, each share of Stevens Holding common stock will be converted into the right to receive one share of Altra common stock (with cash in lieu of fractional shares).

Exchange Offer Results

Pursuant to the exchange offer, which expired at 8:00 a.m., New York City time, on September 26, 2018, and based on a preliminary count by the exchange agent, a total of approximately 128,941,860 shares of Fortive common stock were validly tendered and not properly withdrawn prior to the expiration of the exchange offer, including 61,048,910 shares tendered pursuant to guaranteed delivery procedures. The total number of shares tendered includes an estimated 1,044,987 shares of Fortive common stock tendered by odd-lot shareholders (excluding certain plan participants in Fortive savings plans) not subject to proration. Fortive will exchange a total of 15,824,931 shares of Fortive common stock in the exchange offer.

Based on the total number of shares of Fortive common stock reported to be tendered and not properly withdrawn prior to the expiration of the exchange offer, including shares tendered pursuant to guaranteed delivery procedures, the exchange offer was oversubscribed by approximately 113,116,929 shares, resulting in a preliminary proration factor of approximately 11.56 percent.

Fortive will not be able to determine the final proration factor until the end of the exchange offer’s guaranteed delivery period at 8:00 a.m., New York City time, on September 28, 2018. Fortive will publicly announce the final proration factor, which may be different from today’s preliminary estimate, after it has been determined.

ABOUT FORTIVE

Fortive is a diversified industrial growth company comprised of Professional Instrumentation and Industrial Technologies businesses that are recognized leaders in attractive markets. With 2017 revenues of $6.7 billion, Fortive’s well-known brands hold leading positions in field instrumentation, transportation, sensing, product realization, automation and specialty, and franchise distribution. Fortive is headquartered in Everett, Washington and employs a team of more than 26,000 research and development, manufacturing, sales, distribution, service and administrative employees in more than 50 countries around the world. With a culture rooted in continuous improvement, the core of Fortive’s operating model is the Fortive Business System. For more information please visit: www.fortive.com.

ABOUT ALTRA

Altra, through its subsidiaries, is a leading global designer, producer and marketer of a wide range of electromechanical power transmission and motion-control products. Altra brings together strong brands covering over 42 product lines with production facilities in twelve countries. Altra’s leading brands include Ameridrives Couplings, Bauer Gear Motor, Bibby Turboflex, Boston Gear, Delroyd Worm Gear, Formsprag Clutch, Guardian Couplings, Huco, Industrial Clutch, Inertia Dynamics, Kilian Manufacturing, Lamiflex Couplings, Marland Clutch, Matrix, Nuttall Gear, Stieber Clutch, Stromag, Svendborg Brakes, TB Wood’s, Twiflex, Warner Electric, Warner Linear, and Wichita Clutch.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not strictly historical, including statements regarding the expected effects of the exchange offer related to the split-off of the A&S Business and the combination of such business with Altra (the “Transaction”), the anticipated timing and terms of the Transaction and any other statements regarding events or developments that Fortive believes or anticipates will or may occur in the future, are “forward-looking” statements within the meaning of the federal securities laws. There are a number of important risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These risks and uncertainties include, among other things, the parties’ ability to complete the Transaction on the anticipated terms and schedule, including the anticipated tax treatment for the Transaction, the risk that the Transaction will harm Fortive’s business, and the risk of deterioration of or instability in the business performance of the A&S Business or Altra, of their respective served markets or in the general economy. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Fortive’s SEC filings, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this release and Fortive assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Altra, Fortive’s A&S Business or Fortive. In connection with the Transaction, Stevens Holding Company, Inc. has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 and Form S-1 in connection with its separation from Fortive, and Altra has filed with the SEC a registration statement on Form S-4, each of which includes a prospectus. Investors and security holders are urged to read the registration statements, the prospectus and any other relevant documents, because they contain important information about Altra, the A&S Business of Fortive and the Transaction. The registration statements, the prospectus and other relevant documents relating to the Transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Fortive upon written request to D.F. King & Co. Inc., 38 Wall Street, New York, NY 10005, or by calling (800) 515-4479 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite Street, Suite 201, Braintree, MA 02184 or by calling (781) 917-0541.

TENDER OFFER DOCUMENTS

On August 28, 2018, Fortive filed with the SEC a tender offer statement on Schedule TO regarding the exchange offer for the split-off of the A&S Business as part of the proposed Transaction. Investors and security holders are urged to read the tender offer statement (as updated and amended) because it contains important information about the Transaction. Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by Fortive with the SEC on the SEC’s web site at www.sec.gov. The tender offer statement and other documents may also be obtained free of charge from Fortive by directing a request to D.F. King & Co. Inc., 38 Wall Street, New York, NY 10005 or by calling (800) 515-4479.

CONTACT:

Fortive Corporation

Lisa Curran, 425-446-5000

Vice President, Investor Relations

6920 Seaway Boulevard

Everett, WA 98203

or

D.F. King & Co. Inc.

Telephone: 800-515-4479

38 Wall Street

New York, NY 10005